Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Willoch Raymond S.	2. Issuer Name and Ticker or Trading Symbol Interface, Inc. (IFSIA)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
___ Director                    ___ 10% Owner
_X_ Officer (give             ___ Other (specify
                  title below)                     below)

Senior Vice President,
General Counsel and Secretary

(Last) (First) (Middle) 2859 Paces Ferry Road, Suite 2000	3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)			4. Statement for Month/Year January, 2001
(Street) Atlanta GA 30339				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock	12/06/00	I	V	7,528.232	D	$9.437	754.981*	I	401(k)
Class B Common Stock (Restricted)	1/16/01	A		35,548	A		98,665	D
Class B Common Stock	1/30/01	M**		4,000	A	5.1565		D
Class B Common Stock	1/30/01	F***		1,975	D***	10.44		D
Class B Common Stock	1/30/01	M**		9,000	A	4.8125		D
Class B Common Stock	1/30/01	F***		4,148	D***	10.44	21,967	D
*      Column 5 total is the total of 401(k) Class A shares as of December 31, 2000.
**    Exercise of a derivative security exempted pursuant to Rule 16b-6(b).
*** Reporting person delivered already-owned shares in payment of a portion of the option exercise price; no sale of securities occurred.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	8.453	1/16/01	A	V	23,700		**** 01/16/02	01/16/11	Class A or Class B Common Stock	23,700	0	23,700	D
Employee Stock Option (Right to Buy)	5.1565	1/30/01	M**			4,000			Class A or Class B Common Stock	4,000		0	D
Employee Stock Option (Right to Buy)	4.8125	1/30/01	M**			9,000			Class A or Class B Common Stock	9,000		***** 36,000	D

Explanation of Responses:

  ****  The option vests and becomes exercisable at the rate of 20% per year; the first increment will become exercisable on January 16, 2002.

  *****The option vests and becomes exercisable at the rate of 20% per year; the first increment of 9,000 shares became exercisable on 1/4/2001.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Raymond S. Willoch Raymond S. Willoch **Signature of Reporting Person	02/02/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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